Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 23, 2010	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ David Chenghong He
	Name:	David Chenghong He
	Title:	Chief financial officer

Date: November 23, 2010

3

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)
Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Third Quarter 2010 Financial Results

SHANGHAI, China, November 23, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, today announced its unaudited financial results for the quarter ended September 30, 2010.

Summary Results for the Third Quarter 2010:

•	Net revenues were $91.2 million, a decrease of 0.7% compared to $91.8 million in the third quarter of 2009.

•	Gross profit was $33.5 million, a decrease of 16.4% compared to $40.1 million in the third quarter of 2009.

•	Gross margin was 36.8%, compared to 43.7% in the same period of 2009.

•	Income from operations was $2.2 million, a decrease of 39.6% compared to $3.6 million in the third quarter of 2009.

•	Other income was $0.7 million, compared to other expenses of $0.1 million in the third quarter of 2009.

•	Income from continuing operations was $3.2 million, an increase of 27.6% compared to $2.5 million for the third quarter of 2009.

•	Net income from continuing operations attributable to Acorn was $3.2 million, an increase of 21.7% compared to $2.7 million in the third quarter of 2009.

•	Share-based compensation expenses were $0.04 million for the third quarter of 2010, compared to $0.2 million for the same period last year.

•	Diluted earnings per ordinary share and per American Depositary Share (“ADS”) from continuing operations were $0.04 and $0.11, respectively.

“The third quarter 2010 financial results came largely in line with our expectations. While net sales declined by 0.7% to reach $91.2 million in the third quarter 2010 from $91.8 million in the same period last year, our income from continuing operations increased by 27.6% to reach $3.2 million from $2.5 million in the same period last year. TV direct sales continue to grow with our success in customer database mining and strong sales in mobile handsets while market downturn in English Learning Products continues to affect our sales in Ozing and limit our growth in distribution sales in the third quarter 2010,” said Mr. Don Yang, CEO and President of Acorn. “We are carefully accessing each part of our business with the recent change in management and hope to take the opportunity to sharpen our focus and re-grow our business. As founder and now also CEO and President of the Company, I am proud of what Acorn has achieved thus far and delighted for the great responsibilities newly bestowed upon me for taking the Company to a higher ground.”

Business Results for the Third quarter of 2010:

•

Direct sales of mobile handsets led by the Gionee A320 model continued to show strong growth momentum in the third quarter of 2010. Revenues grew 275.6% to $33.6 million in the third quarter 2010 from $9.0 million for the same period one year ago.

•

Non-TV direct sales, including sales from the Company’s third party bank channels, outbound calls, catalogs and ecommerce showed another quarter of strong sales growth, representing its seventh quarter of consecutive growth since the launch of the business initiative to expand non-TV direct sales. Third party bank channel sales increased 117.7% to approximately $15.9 million from approximately $7.3 million for the same period one year ago. Over the course of last three years, the Company has built 24 banking partnerships, extending its reach across multiple provinces and regions in China. Leveraging on the Company’s vast customer database, non-TV direct sales remains an important business initiative and growth driver for the Company.

Financial Results for the Third quarter of 2010:

Direct sales contributed 60.9% to total net revenues, or $55.5 million, for the third quarter 2010, an increase of 32.2% from $42.0 million for the third quarter last year, mainly due to the increase in mobile handset sales led by Gionee’s A320 model and the increase in non-TV direct sales.

Distribution sales net revenues decreased 28.5% year-over-year to $35.6 million from $49.8 million in the third quarter 2009, primarily due to decreased sales of Ozing from a market slowdown in the Electronic Learning Products line.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended September 30, 2010

(in thousands of US dollars)

Direct sales
Mobile handsets	33,621
Cosmetics	5,103
Collectibles	4,860

Distribution sales
Electronic learning product (Ozing)	17,456
Mobile handsets	9,242
Electronic dictionary (Meijin)	6,410

Total direct and distribution sales
Mobile handsets	42,863
Electronic learning product (Ozing)	20,875
Electronic dictionary (Meijin)	6,411

Cost of sales for the third quarter of 2010 was $57.7 million, an 11.4% increase from $51.8 million for the third quarter of 2009, primarily due to higher sales of mobile handsets, which generally have higher product costs in the quarter.

Gross profit for the third quarter of 2010 was $33.5 million, a decrease of 16.4% compared to $40.1 million for the third quarter of 2009. Gross margin was 36.8% in the third quarter of 2010, compared to 43.7% in the same period in 2009.

Gross profit from direct sales for the third quarter 2010 increased 2.1% to $24.6 million from $24.1 million for the third quarter of 2009. Gross margin for direct sales for the third quarter of 2010 was 44.3%, compared to 57.3% in the same period last year. The decrease in gross margin was largely due to a shift in product mix to include more mobile handset sales in the third quarter of 2010.

Gross profit from distribution sales for the third quarter of 2010 was $8.9 million, a decrease of 44.2% from $16.0 million for the third quarter of 2009. Gross margin for distribution sales for the third quarter of 2010 was 25.0%, down from 32.1% for the same period last year. The decrease in gross margin was mainly due to margin compression of Ozing as a result of higher discount to Acorn’s distributors during the quarter.

Advertising expenses were $14.7 million for the third quarter of 2010, compared to $16.7 million for the third quarter of 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.28 in the third quarter of 2010, down from 2.40 in the third quarter of 2009.

Other selling and marketing expenses decreased 4.4% to $11.4 million from $11.9 million for the third quarter of 2009, mainly due to lower delivery costs.

General and administrative expenses were $5.9 million for the third quarter of 2010, a 29.1% decrease from $8.4 million in the third quarter of 2009. The decrease was largely due to declines in salaries and benefits and bad debt allowances.

Other operating income, net, was $0.7 million for the third quarter of 2010, up from $0.5 million in the third quarter of 2009. The increase was largely due to the increase in government subsidy income.

As a result, operating income for the third quarter of 2010 was $2.2 million, a 39.6% decrease from $3.6 million for the same period last year.

Other income was $0.7 million, compared to other expenses of $0.1 million in the third quarter of 2009. This was mainly due to an increase of $0.8 million in investment income.

Share-based compensation expenses for the third quarter of 2010 were $0.04 million, compared to $0.2 million for the third quarter of 2009.

Income from continuing operations was $3.2 million, a 27.6% increase from $2.5 million for the third quarter of 2009.

Net income from continuing operations attributable to Acorn was $3.2 million for the third quarter 2010, a 21.7% increase from $2.7 million in the third quarter last year.

Diluted earnings per ordinary share and per ADS from continuing operations were $0.04 and $0.11, compared to diluted income per ordinary share and per ADS from continuing operations of $0.03 and $0.09 in the same period last year.

As of September 30, 2010, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $124.7 million, an increase of $9.4 million from June 30, 2010.

Subsequent Events

In October, 2010, the Company appointed Mr. Don Yang, co-founder, President and Director of the Company, as its new Chief Executive Officer following the resignation of Mr. James Hu. In addition, the Board of Directors appointed Mr. Robert Roche, co-founder and a current Director of the Company, as Chairman of the Board of Directors of Acorn.

In October 2010, the Company’s Board of Directors approved and declared a cash dividend of $0.23 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on November 15, 2010. Holders of American Depositary Shares, each representing three ordinary shares of Acorn, are accordingly entitled to the cash dividend of $0.69 per ADS. Citibank, depositary for Acorn’s ADR program, expects to pay out dividends less the $0.02 per ADS fee on or about December 15, 2010.

Effective November 19, 2010, Mr. Joe Zhou has resigned from the Company’s board of directors due to personal reasons. The board wishes to thank Mr. Zhou for his past contributions to the Company.

Full Year 2010 Business Outlook:

For fiscal year 2010, the Company reiterates guidance of revenue between $290 million and $310 million and breakeven in net income from continuing operations (excluding share-based compensation expenses).

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on November 23, 2010 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 888 226 7625 (U.S. Toll Free)

— +1 706 634 6316 (International)

— Passcode: 23196697

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 14 days after the call starting from 11:00 a.m. ET on November 23, 2010 and may be accessed via:

— +1 800 642 1687 (U.S. Toll Free)

— +1 706 645 9291 (International)

— Passcode: 23196697

A live and archived webcast of the call will be available on the Company’s website at http://www.ir-site.com/acorn/index.asp. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third party bank channels, an outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2010; Acorn’s marketing strategy to refocus its business due to management changes, including any product improvements or market realignment strategies; and any continued or sustained improvement in Acorn’s overall mobile handset business or non-TV direct sales revenues. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Our business may not improve in the remainder of 2010, our strategies to improve Ozing products and mobile handsets sales may not succeed and we may fail to meet our operating results expectations. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; our ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing processes; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2009 annual report on Form 20-F filed with Securities and Exchange Commission on May 6, 2010. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2009. Our actual results of operations for the third quarter 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010
Revenues:
Direct sales, net	42,021,850	55,549,465	117,749,083	138,639,140
Distribution sales, net	49,821,493	35,630,277	110,135,845	83,802,342

Total revenues, net	91,843,343	91,179,742	227,884,928	222,441,482

Cost of revenues:
Direct sales	17,933,587	30,955,962	48,852,574	71,502,281
Distribution sales	33,817,392	26,707,294	70,936,833	60,380,830

Total cost of revenues	51,750,979	57,663,256	119,789,407	131,883,111

Gross profit	40,092,364	33,516,486	108,095,521	90,558,371

Operating (expenses) income:
Advertising expenses	(16,691,623)	(14,715,018)	(47,089,089)	(43,820,060)
Other selling and marketing expenses	(11,870,687)	(11,352,143)	(32,409,763)	(31,618,286)
General and administrative expenses	(8,381,771)	(5,946,792)	(25,383,439)	(17,675,134)
Other operating income, net	468,430	681,052	3,954,546	1,620,938

Total operating (expenses) income	(36,475,651)	(31,332,901)	(100,927,745)	(91,492,542)

Income (loss) from operations	3,616,713	2,183,585	7,167,776	(934,171)
Other income (expenses)	(97,766)	748,202	1,177,936	3,479,410

Income before income taxes and discontinued operations	3,518,947	2,931,787	8,345,712	2,545,239
Income tax expenses	(1,009,283)	270,208	(1,086,937)	(329,271)

Income from continuing operations	2,509,664	3,201,995	7,258,775	2,215,968
Income from discontinued operations	—	—	15,362,689	—

Net income	2,509,664	3,201,995	22,621,464	2,215,968
Net income attributable to non-controlling interests	141,162	25,076	(75,229)	67,571

Net income attributable to Acorn International, Inc.	2,650,826	3,227,071	22,546,235	2,283,539

Income per ADS
- Continuing operations	0.09	0.11	0.26	0.08
- Discontinued operations	—	—	0.51	—

Basic	0.09	0.11	0.77	0.08

- Continuing operations	0.09	0.11	0.26	0.08
- Discontinued operations	—	—	0.50	—

Diluted	0.09	0.11	0.76	0.08

Weighted average number of shares used in calculating income per ADS
- Basic	88,855,673	88,873,545	87,945,140	88,862,519

- Diluted	88,855,673	88,897,964	89,363,380	89,294,642

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2009	September 30, 2010
Assets
Current assets:
Cash and cash equivalents	142,952,944	112,486,841
Restricted cash	2,394,213	2,463,339
Short-term investments	18,572,790	9,710,749
Accounts receivable, net	17,030,857	21,776,195
Notes receivable	2,242,641	1,815,673
Inventory	26,180,629	33,548,443
Prepaid advertising expenses	9,968,493	9,390,778
Other prepaid expenses and current assets, net	7,794,537	8,749,096
Deferred tax assets, net	2,320,535	2,422,950

Total current assets	229,457,639	202,364,064
Prepaid land use rights	7,349,957	7,374,722
Property and equipment, net	14,818,404	19,085,939
Acquired intangible assets, net	3,181,596	2,828,682
Long-term investments	8,020,069	8,402,763
Investment in affiliates	8,881,830	8,186,479
Other long-term assets	1,673,755	2,856,574

Total assets	273,383,250	251,099,223

Liabilities and equity
Current liabilities:
Accounts payable	15,528,580	19,180,365
Accrued expenses and other current liabilities	14,838,142	11,446,178
Notes payable	3,253,005	4,396,604
Income taxes payable	3,422,261	3,825,146
Dividend payable	29,322,782	5,782

Total current liabilities	66,364,770	38,854,075
Deferred tax liabilities	889,625	816,149
Business combination liability	1,103,015	1,103,015

Total liabilities	68,357,410	40,773,239

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	935,447	935,447
Additional paid-in capital	178,176,225	178,347,417
Retained earnings	18,573,296	20,782,535
Accumulated other comprehensive income	17,562,561	20,760,634
Treasury stock, at cost	(11,612,546)	(11,538,246)

Total Acorn International Inc. shareholders’ equity	203,634,983	209,287,787
Non-controlling interests	1,390,857	1,038,197

Total equity	205,025,840	210,325,984

Total liabilities and equity	273,383,250	251,099,223